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                                              Exhibit 48


              [WLR FOODS, INC. LETTERHEAD]




FOR IMMEDIATE RELEASE    Contact:  Gail Price, Director of
                                   Corporate Communication
                           Phone:  703-896-0403


              WLR FOODS INC. ANNOUNCES FAVORABLE COURT RULING

Broadway, Virginia, June 22, 1994 -- WLR Foods Inc. (NASDAQ: WLRF) today reported that the United States District Court for the Western District of Virginia, Harrisonburg Division, has rejected challenges by Tyson Foods Inc. to the voting rights of four WLR Foods directors and to the record date for the Special Shareholders Meeting held on May 21, 1994. In that recent proxy contest to decide whether Tyson and its associates should be granted voting rights for shares of WLR Foods stock they may acquire, or have acquired, in their hostile takeover attempt, Tyson was disputing the voting rights of four WLR Foods directors, claiming their shares were "interested" under Virginia's Control Share Statute and not entitled to vote at the Special Meeting. The Court rejected Tyson's arguments ruling that the 1,272,919 shares of directors George Bryan, Herman Mason, Charles Wampler and Bill Wampler were eligible to vote at the Special Meeting. Only 85,329 shares held by five members of WLR Foods management, not 22 managers as Tyson asserted, were ineligible in the opinion of the Court.

James L. Keeler, president and chief executive officer, commented, "We are very pleased with the Court's ruling. Tyson can no longer hide behind issues of fairness regarding the Special Meeting. It's time for Tyson to honor his commitment to WLR Foods shareholders to terminate his inadequate offer following Tyson's decisive defeat."

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under the Wampler-Longacre(r) label and retail ice under the Cassco(r) label. This Fortune 500 company, with current annual revenues of $710 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

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